

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 12, 2007

Mr. James P. Ulm, II
Senior Vice President and Chief Financial Officer
Pogo Producing Company
5 Greenway Plaza
P.O. Box 2504
Houston, TX 77252-2504

>   **Re: Pogo Producing Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed March 1, 2007**
>   **File No. 001-07792**

Dear Mr. Ulm:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis…, page 38

Results of Operations, page 40

1.   We note on pages 42 and 43 that you attribute changes in production of natural gas, crude oil and condensate, and NGL to the acquisitions of Northrock and Latigo and the disposition of interests in your Gulf of Mexico properties. Please expand your discussion and analysis to quantify the impact on your production volumes attributed by these transactions. In addition, if there is a reasonable likelihood that your reported financial information is not indicative of your future financial operating performance and financial condition due to acquisitions and dispositions, provide disclosure where necessary for investors to ascertain the likelihood that past performance is indicative of future performance. Refer to FRC Section 501.12.b. for additional guidance.

2.   Where two or more business reasons contributed to a material change in a financial statement line item, please quantify the extent to which each item contributed to the overall change. For example, on page 44 you discuss that lease operating expenses increased in 2006 for a full year for expenses for Northrock, the acquisition of Latigo in 2006, higher costs charged by service companies and higher hurricane-related repair costs, but you do not quantify the effects to promote the reader's understanding. Please refer to the guidance in FRC Section 501.04.

Capitalized Interest, page 47

3.   We note that you changed in the fourth quarter of 2006 the classification of interest capitalized in the Statement of Cash Flows from an operating cash outflow to an investing cash outflow and you will reflect this new classification in all future reporting periods. Please clarify if your statement of cash flows for 2006 reflects the reclassification. If so, explain to us why you have not retroactively applied the reclassification to prior periods and why you did not disclose the reclassification in the footnotes to your financial statements.

Consolidated Statements of Income, page 63

4.   We note that you include the gain on sale of properties in total revenues. Please revise your statement of income for 2006 to classify the gain as a component of other general expenses, as the gain does not appear to represent revenues, or tell us why you believe your classification is appropriate. Refer to Rule 5-03(b)(1) and (6) of Regulation S-X for additional guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief